April 3, 2009

VIA U.S. MAIL AND FACSIMILE

Scott D. Silverman
Vice President, General Counsel and Corporate Secretary
Commonwealth Annuity and Life Insurance Company
132 Turnpike Road, Suite 210
Southborough, MA 01772

       Re:     Initial Registration Statement on Form N-4
                Commonwealth Annuity and Life Insurance Company
                Commonwealth Annuity Separate Account A
                File Nos. 333-157121, 811-22024

Dear Mr. Silverman:

The staff has reviewed the above-referenced registration statement, which was filed with the Commission on February 5, 2009. We provided the registration statement a selective review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

**1. General**

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

    c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

**2. Summary** (pp. 9-11)

    a. The first paragraph discloses that there might be state variations of the contract. Please include a statement noting that although there may be state variations, the prospectus discloses all the material features and benefits under the contract.

    b.  On page 10 the prospectus notes that contractowner may elect to receive annuity payments on either a fixed or variable basis.  However, the "Annuity Payments" section on page 33 states that annuity payments are only available on a fixed basis.  Please resolve the apparent discrepancy.

## 3.  Death Benefit (p. 29)

Please include an explicit statement regarding the effect partial withdrawals have upon the death benefit.

## 4.  Termination of Contract (p. 30)

Please disclose all potential scenarios which might result in termination of the contract, including but not limited to the option of the contractholder.

## 5.  Part C – Exhibits

Please confirm that all required exhibits will be filed by pre-effective amendment.

## 6.  Power of Attorney

Please provide a power of attorney that relates specifically to this new registration statement as required by Rule 483(b) of the 1933 Act.  This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.  The staff notes that the power of attorney filed as an exhibit does not list a '33 Act registration number and states a contract name other than the name used elsewhere in the registration statement.

## 7.  Exchange Offer Supplement

*How the Exchange Offer Works*:  Please clarify whether premium taxes will be deducted on either the surrender of the existing contract or upon purchase of the Horizon Variable Annuity.

## 8.  Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Office of Insurance Products

cc:  Elisabeth M. Bentzinger